Exhibit 17.1

RESIGNATION

I, Anthony Ives, the Chief Operating Officer, Chief Financial Officer and a director of Heavy Earth Resources, Inc., a Florida corporation (“Company”), hereby tender and submit my resignation as Chief Operating Officer of the Company, such resignation to be effective on October 23, 2012.  Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Anthony Ives
Anthony Ives